Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 29, 2022 to Prospectus dated March 17, 2020

Registration Nos. 333-237232  and 333-237232-01

PRICING TERM SHEET

$350,000,000 5.550% Notes due 2028

Dated: November 29, 2022

On September 27, 2022, Digital Realty Trust, L.P. (the “Issuer”) issued $550,000,000 aggregate principal amount of its 5.550% Notes due 2028 (the “Existing Notes”) pursuant to an indenture dated as of June 23, 2015 (as supplemented by that certain Supplemental Indenture No. 5, dated as of September 27, 2022, the “Indenture”), by and among the Issuer, Digital Realty Trust, Inc. (the “Guarantor”) and Computershare Trust Company, N.A., as successor to Wells Fargo Bank, National Association, as trustee. The securities offered hereby (the “Additional Notes”) are being issued under the Indenture. The Existing Notes and the Additional Notes are collectively referred to as the Notes in this pricing term sheet.

Issuer:	Digital Realty Trust, L.P.

Guarantor:	Digital Realty Trust, Inc.

Offering Format:	SEC registered

Size:	$350,000,000 aggregate principal amount of Additional Notes. The Additional Notes will be part of the same series of notes as the $550,000,000 aggregate principal amount of the Existing Notes. Upon settlement, the Additional Notes will be fungible, rank equally, and be treated as a single series with the Existing Notes, and the outstanding aggregate principal amount of the 5.550% Notes due 2028 will be $900,000,000.

Maturity Date:	January 15, 2028

Coupon (Interest Rate):	5.550% per annum, payable semi-annually

Aggregate Accrued Interest:	$3,723,125 of accrued interest from September 27, 2022 up to, but not including, the date of delivery of the Additional Notes

Benchmark Treasury:	UST 3.875% due November 30, 2027

Benchmark Treasury Price and Yield:	99-24 / 3.931%

Spread to Benchmark Treasury:	+180 basis points

Re-Offer Yield:	5.731%

Price to Public:	99.208% of the aggregate principal amount, plus Aggregate Accrued Interest (defined above)

Interest Payment Dates:	January 15 and July 15, commencing January 15, 2023

Optional Redemption Provisions:

Prior to December 15, 2027 (one month prior to the maturity date of the Notes (the “Par Call Date”)), the Issuer may redeem the Notes at its option, in whole or in part, at any time and from time to time at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined under “Description of Notes – Optional Redemption at Our Election”) plus 25 basis points less (b) interest accrued to the date of redemption, and

(2)   100% of the principal amount of the Notes to be redeemed,

plus, in each case, accrued and unpaid interest thereon, to the redemption date.

On or after the Par Call Date, the Issuer may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

See “Description of Notes – Optional Redemption at Our Election” in the preliminary prospectus supplement, dated November 29, 2022 for more information.

Trade Date:	November 29, 2022

Settlement Date:	December 6, 2022 (T+5)*

CUSIP/ISIN:	25389J AV8 / US25389JAV89

Anticipated Ratings**:	Baa2 by Moody’s Investors Service, Inc., BBB by Standard & Poor’s Ratings Services and BBB by Fitch Ratings

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.

Co-Managers:	Academy Securities, Inc. Capital One Securities, Inc. Deutsche Bank Securities Inc. Loop Capital Markets LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

Scotia Capital (USA) Inc.

Raymond James & Associates, Inc.

BNP Paribas Securities Corp.

BBVA Securities Inc.

Credit Suisse Securities (USA) LLC

ING Financial Markets LLC

Huntington Securities, Inc.

RBC Capital Markets, LLC

Truist Securities, Inc.

*

We expect that the Additional Notes will be delivered to investors in book-entry form through The Depository Trust Company on or about December 6, 2022, which will be the fifth business day following the date of pricing of the Additional Notes (this settlement cycle is being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Additional Notes on any date prior to the second business day before delivery will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Additional Notes who wish to make such trades should consult their own advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the final prospectus supplement and prospectus relating to these securities may be obtained, when available, by contacting BofA Securities, Inc., telephone toll-free at: 800-294-1322 or Citigroup Global Markets Inc., telephone toll-free at: 800-831-9146.